EXHIBIT 12


                              YOUNG & RUBICAM INC.
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES


The following table shows the ratios of earnings to fixed charges of Young & Rubicam Inc. for the periods indicated.

                                                                     Year Ended December 31,
                                                      -----------------------------------------------------
                                                        1999       1998       1997        1996       1995
                                                      --------   --------   --------    --------   --------
Earnings:
     Income (loss) before income taxes               $278,220   $(86,997)    $36,304  $(250,617)   $7,905
     Dividends from unconsolidated companies            3,714      3,467       2,728      2,691     2,101
     Interest expense                                  24,069     26,001      42,879     28,584    27,441
     Interest component of rent expenses               28,367     25,167      24,800     20,967    20,790
                                                      -------     ------     -------    -------    ------
     Total earnings (deficiency)                      334,370    (32,362)    106,711   (198,375)   58,237

Fixed charges:
     Interest expense                                  24,069     26,001      42,879     28,584    27,441
     Interest component of rent expenses               28,367     25,167      24,800     20,967    20,790
     Total fixed charges                               52,436     51,168      67,679     49,551    48,231
                                                      -------     ------     -------    -------    ------

Ratio of earnings to fixed charges
(deficiency in the coverage of fixed charges by
earnings before fixed charges) (a) (b) (c)               6.38x  $(83,530)       1.58x $(247,926)     1.21x
                                                         ====     ======        ====   ========      ====

         (a) The ratio of earnings to fixed charges has been computed by dividing total earnings by total fixed charges. Coverage deficiencies have been computed by subtracting fixed charges from total earnings. Earnings were calculated by adding (i) income (loss) before income taxes, (ii) dividends from unconsolidated companies, and (iii) fixed charges. Fixed charges consist of interest and one-third of rent expense as representative of the interest portion of rentals.

         (b) As a result of the loss before income taxes incurred for the years ended 1998 and 1996, the ratio coverage was less than 1:1.

         (c) Excluding the effects of the income recorded in connection with the 1999 net pre-tax gain on the sale of certain assets of our Brand Dialogue operations in exchange for an ownership interest in Luminant Worldwide Corporation and additional consideration received in the fourth quarter of 1999 as a result of achieving revenue and operating profit performance targets of the Brand Dialogue contributed assets totaling $85.0 million, the ratio of earnings to fixed charges would have been 4.76x for the year ended December 31, 1999. Excluding the effects of the $234.4 million of charges recorded in connection with the consummation of our initial public offering of common stock in May 1998, the ratio of earnings to fixed charges would have been 3.95x for the year ended December 31, 1998. Excluding the effects of the $315.4 million of charges recorded in connection with our recapitalization in December 1996, the ratio of earnings to fixed charges for the year ended December 31,1996 would have been 2.36x.